UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

[X]	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended September 30, 2003.

or

[ ]	Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934
For the transition period from to .

Commission file number: 0-21018 (Tufco Technologies, Inc.)

     A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Tufco Technologies, Inc. Profit Sharing Savings and Investment Plan

     B.     Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Tufco Technologies, Inc. 3161 South Ridge Road Green Bay, WI 54305

Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan

Financial Statements and Supplemental Schedule
Years Ended September 30, 2003 and 2002

Independent Auditor’s Report

Plan Administrator
Tufco Technologies, Inc. Profit Sharing,
Savings, and Investment Plan
Green Bay, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan as of September 30, 2003 and 2002, and the statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan as of September 30, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wipfli LLP
Wipfli LLP

March 2, 2004
Green Bay, Wisconsin

Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan

Statements of Net Assets Available for Benefits
September 30, 2003 and 2002

	2003	2002
Assets
Investments	$5,171,356	$4,486,580
Receivables:
Participant contributions	10,645	24,782
Employer contributions	46,372	0
Income	0	7,649

Total receivables	57,017	32,431

Total assets	5,228,373	4,519,011

Liabilities
Employer contributions payable	0	7,527

Net assets available for benefits	$5,228,373	$4,511,484

See accompanying notes to financial statements.

Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended September 30, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Net appreciation in fair value of investments	$429,070	$0

Contributions:
Participant	728,433	584,304
Employer	250,732	129,482
Rollover	36,700	48,776

Total contributions	1,015,865	762,562

Total additions	1,444,935	762,562

Deductions from net assets attributed to:
Net depreciation in fair value of investments	0	754,509
Benefits paid to participants	724,247	785,147
Administrative expenses	3,799	48,558

Total deductions	728,046	1,588,214

Net additions (deductions)	716,889	(825,652)
Net assets available for benefits at beginning	4,511,484	5,337,136

Net assets available for benefits at end	$5,228,373	$4,511,484

See accompanying notes to financial statements.

Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan

Notes to Financial Statements

Note 1	Plan Description

The following description of Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering substantially all full-time employees of Tufco Technologies, Inc. (the “Company”) who have been employed by the Company for six consecutive calendar months. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an officer of the Company.

Contributions

Participants are allowed to contribute up to 15% of annual compensation, as defined by the Plan. The Plan allows participants to roll over distributions from other retirement plans. In 2003, Tufco Technologies, Inc., the Plan’s sponsor, made matching contributions of 40% of the first 6% of the participants’ elective deferral. In 2002, the Company made matching contributions of 50% on the first 4% of the participants’ elective deferral. Rollovers are not matched. In addition, the Company has the option of making a discretionary profit sharing contribution each year. The discretionary profit sharing contribution was $43,599 in 2003. No such contribution was made in 2002.

Participants’ Accounts

All investments in the participants’ accounts are participant directed. The Plan allows participants to select from a variety of investment options with a mix of money market accounts, equity funds, corporate bond funds, and Tufco Technologies, Inc. common stock.

Participants’ accounts are credited with an allocation of the Company’s profit sharing contribution (based on participants’ compensation and excess compensation), their contribution, the employer’s matching contribution, and plan earnings (based on investment options and account balances).

Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan

Notes to Financial Statements

Note 1	Plan Description (Continued)

Vesting

The employer’s profit sharing contributions and matching contributions and related earnings become 20% vested after one year of credited service. The vesting percentage increases an additional 20% each year thereafter, with 100% vesting after five years of credited service. Employee contributions and related earnings are vested upon deposit in the Plan.

Forfeitures

Nonvested benefits are forfeited throughout the year. In 2003, forfeited amounts were used to pay plan administrative expenses. Any remaining forfeited amounts were allocated to qualifying participants as if they were additional employer contributions.

In 2002, forfeited amounts were allocated to qualifying participants as if they were additional employer contributions.

Expenses of the Plan

A portion of the administrative expenses charged by the plan administrator, investment advisory fees, and other expenses incurred in conjunction with the Plan are paid out of plan assets. Tufco Technologies, Inc., the Plan’s sponsor, pays for the fidelity insurance premiums covering the Plan and a portion of the administrative expenses of the Plan.

Participant Loans

Participants may borrow from their fund accounts. Loans may be made up to the lesser of $50,000 or one-half of the participant account balance, with a $1,000 minimum. Loan terms range from one to five years unless the loan qualifies as a home loan. The loans are secured by the balance in the participant’s account and bear interest at the prime rate as of the first of the month in which the loan was originated plus 1%. Interest rates on existing loans range from 5.0% to 10.5%. Principal and interest are paid ratably through payroll deductions.

Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan

Notes to Financial Statements

Note 1	Plan Description (Continued)

Plan Benefits

Plan benefits are available at normal retirement, disability retirement, death, or termination of employment with vested interests.

Participants may elect to receive benefit payments in the form of an installment or lump-sum distribution.

Plan Termination

The Company intends to continue the Plan indefinitely; however, it reserves the right to terminate the Plan at any time. In the event of termination, all amounts credited to a participant’s account become 100% vested and will be distributed to the participant in accordance with the Plan’s provisions.

Note 2	Summary of Significant Accounting Policies

Method of Accounting

The accounting records of Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan are presented on the accrual basis of accounting.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from these estimates.

Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan

Notes to Financial Statements

Note 2	Summary of Significant Accounting Policies (Continued)

Investment Valuation

Investments are stated at current market value as determined by the trustee of the Plan. Money market funds and participant loans are stated at cost, which approximates fair value. Mutual funds are carried at current value which represents the quoted market values of the underlying investments. The fair value of common stocks and other investments are based on published market prices on the last business day of the plan year. All investments are held in bank and insurance company-administered trust funds.

Unrealized appreciation or depreciation is reflected for the year in the statement of changes in net assets available for benefits. Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

Employer Contribution Payable

Employer contribution payable represents employer contribution amounts received by the Plan in excess of the required employer contribution net of forfeitures. It is used to reduce receipt of future employer contributions.

Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan

Notes to Financial Statements

Note 3	Investments

The following is a schedule of investments that individually represent 5% or more of the Plan’s net assets at September 30:

	2003		2002
	Asset Fair	Percent of	Asset Fair	Percent of
	Value	Net Assets	Value	Net Assets
The One Group Prime Money Market Fund	$0	0.0	$599,056	13.3
Tufco Technologies, Inc. Common Stock	280,353	5.4	266,876	5.9
The One Group Equity Income Fund	0	0.0	388,236	8.6
The One Group Equity Index Fund	0	0.0	925,419	20.5
The One Group Large-Cap Growth Fund	0	0.0	499,031	11.1
The One Group Intermediate Bond Fund	0	0.0	500,595	11.1
AIM Constellation Fund	0	0.0	623,662	13.8
The Hartford Fixed Account Fund	746,957	14.3	0	0.0
Investment Co. of America	431,014	8.2	0	0.0
Growth Fund of America	374,271	7.2	0	0.0
American Balanced Fund	518,578	9.9	0	0.0
Lord Abbett Mid-Cap Value Fund	609,333	11.7	0	0.0
Goldman Sachs Government Income Fund	761,799	14.6	0	0.0
Van Kampen Equity Income Fund	355,005	6.8	0	0.0
Bond Fund of America	272,033	5.2	0	0.0

During 2003 and 2002, net appreciation (depreciation) in investments totaled $429,070 and ($754,509), respectively.

Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan

Notes to Financial Statements

Note 4	Transactions With Parties-in-Interest

Tufco Technologies, Inc. serves as the sponsor of the Plan. The Plan had the following transactions with Tufco Technologies, Inc.:

	2003	2002
Purchases of stock:
Number of shares	6,665	11,050
Value of shares on transaction dates	$37,489	$68,098
Sales of stock:
Number of shares	17,375	3,200
Value of shares on transaction dates	$106,326	$18,569

At September 30, 2003 and 2002, the Plan held 43,533 shares and 54,243 shares, respectively, of Tufco Technologies, Inc. common stock.

Note 5	Tax-Exempt Status of the Plan

The trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service as of May 22, 1995. The plan administrator believes any amendments and events since the effective date of the last Internal Revenue Service determination letter do not affect the qualified status of the Plan.

Note 6	Reconciliation of Financial Statements to Form 5500

As described in Note 2, the Plan’s financial statements are presented on the accrual basis of accounting. The Form 5500 filed for September 30, 2002, presented net assets available for benefits on the modified cash basis of accounting.

Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan

Notes to Financial Statements

Note 6	Reconciliation of Financial Statements to Form 5500 (Continued)

Following is a reconciliation of net assets available for benefits per the financial statements at September 30, 2002, to Form 5500:

Net assets available for benefits per the financial statements (accrual basis)	$4,511,484
Less - Contributions receivable (payable) at September 30:
Employer	(7,527)
Participant	24,782

Net assets available for benefits per Form 5500	$4,494,229

Following is a reconciliation of contributions received per the financial statements at September 30, 2003, to Form 5500:

	Employer	Participant
Contributions per the financial statements (accrual basis)	$250,732	$728,433
Contributions receivable (payable) at September 30, 2002	(7,527)	24,782

Contributions per Form 5500	$243,205	$753,215

Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan

Notes to Financial Statements

Note 6	Reconciliation of Financial Statements to Form 5500 (Continued)

Following is a reconciliation of contributions received per the financial statements at September 30, 2002, to Form 5500:

	Employer	Participant
Contributions per the financial statements (accrual basis)	$129,482	$584,304
Contributions receivable at September 30, 2001	52,368	21,613
Contributions (receivable) payable at September 30, 2002	7,527	(24,782)

Contributions per Form 5500	$189,377	$581,135

Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan
Plan’s EIN #39-1210798        Plan #001

Schedule H, Line 4i -Schedule of Assets(Held at End of Year)
September 30,2003

Supplemental Schedule

	Description of Investment Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,			Current
Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost		Value
The Hartford Fixed Account*	708,209.75810 shares - Money market fund	$	N/R	$746,957

Tufco Technologies, Inc.*	43,533.0000 shares - Common stock		N/R	280,353

Investment Co. of America*	47,220.1876 shares - Pooled separate account		N/R	431,014
Growth Fund of America*	44,147.7063 shares - Pooled separate account		N/R	374,271
American Balanced Fund*	48,916.5638 shares - Pooled separate account		N/R	518,578
Lord Abbett Mid-Cap Value Fund*	58,747.9871 shares - Pooled separate account		N/R	609,333
Goldman Sachs Government Income Fund*	67,337.8444 shares - Pooled separate account		N/R	761,799
Hartford Dividend & Growth HLS Fund*	227,599.4081 shares - Pooled separate account		N/R	223,917
Lord Abbett Affiliated Fund*	8,325.5560 shares - Pooled separate account		N/R	75,601
Van Kampen Equity Income Fund*	35,795.6403 shares - Pooled separate account		N/R	355,005
Federated Kaufmann Fund*	5,288.8501 shares - Pooled separate account		N/R	56,325
Hartford Mid-Cap HLS Fund*	63,612.1952 shares - Pooled separate account		N/R	66,351
Bond Fund of America*	23,011.5858 shares - Pooled separate account		N/R	272,033
New Prespective Fund*	10,094.0144 shares - Pooled separate account		N/R	93,282
Goldman Sachs Small Cap Value Fund*	8,844.3547 shares - Pooled separate account		N/R	90,610
Goldman Sachs Opportunity Fund*	9,587.4668 shares - Pooled separate account		N/R	87,324

	Total pooled separate accounts			4,015,443

Participant Loans	5.0% to 10.5% notes maturing over the next five years		N/R	128,603

	Total assets (held at end of year)			$5,171,356

*Party-in-interest

N/R - Cost information is not required for participant-directed investments.

See Independent Auditor’s Report.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TUFCO TECHNOLOGIES, INC. PROFIT SHARING SAVINGS AND INVESTMENT PLAN

BY:	TUFCO TECHNOLOGIES, INC.,

Plan Administrator

BY	/s/ Michael B. Wheeler

Michael B. Wheeler, Vice President
and Chief Financial Officer
March 30, 2004

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement pertaining to Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan of our report dated March 2, 2004, with respect to the financial statements and schedules of Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan included in this Annual Report (Form 11-K) for the year ended September 30, 2003.

/s/ Wipfli LLP
Wipfli LLP

March 30, 2004
Green Bay, Wisconsin